John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 29, 2016 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On January 28, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 115 under theSecurities Act of 1933,asamended(the“1933 Act”) andAmendment No. 115 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement relating to the Christopher Weil & Company Core Investment Fund (the “Core Fund”) and the Christopher Weil & Company Global Dividend Fund (the “Global Dividend Fund”) (each generally, a “Fund” and collectively, the“Funds”). The Amendment was filed for the purposes of removing references to the sub-adviser for one of the Funds.

     You recently provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Christopher Weil & Company Core Investment Fund

Summary – Fees and Expenses of the Core Fund

1. Comment: Please disclose if there are any circumstances under which the expense limitation arrangement may be terminated, including by the Board of Trustees.

    Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 29, 2016

Summary – Principal Investment Strategy of the Core Fund

2. Comment: The first paragraph in this section provides that the Core Fund may hold a core position of between 25 and 40 securities. Please confirm whether the Core Fund is a diversified investment company, and if not, please add non-diversification risk.

    Response: The Trust confirms that the Core Fund is diversified as that term is defined in the 1940 Act.

3. Comment: Please define “emerging markets” in the Core Fund’s strategy section.

    Response: The Trust has revised the disclosure as you have requested.

4. Comment: The fifth paragraph indicates that the Core Fund may invest in fixed income securities. Please confirm if this is a principal investment strategy and, if not, please delete. If making investments in fixed income securities is part of the Core Fund’s principal investment strategies, please add disclosure regarding the credit quality of such securities.

    Response: The Adviser has indicated that making investments in fixed income securities is not a principal investment strategy for the Core Fund at this time. Accordingly, the Trust has removed this disclosure from the prospectus with respect to the Core Fund.

5. Comment: The last paragraph in this section indicates that the Core Fund may invest in cash for temporary purposes. Please confirm if this is part of the Core Fund’s principal investment strategies. If not, please move this disclosure to the Item 9 disclosure in the Core Fund’s prospectus.

    Response: The Adviser has confirmed that investments in cash are a part of the Core Fund’s principal investment strategy.

Summary – Principal Risks of Investing in the Core Fund

6. Comment: In the section on “Fixed Income Securities Risk,” the last sentence indicates the risks of investing in high-yield securities. Please confirm if this is a principal investment strategy of the Core Fund. If so, please add that the Core Fund may invest in high-yield securities (also known as “junk bonds”) in the Fund’s principal investment strategy section. Alternatively, if the Core Fund does not invest in such securities as part of its principal investment strategy, remove this disclosure from the risk section.

    Response: As noted above, the Adviser has indicated that making investments in fixed income securities is not a principal investment strategy for the Core Fund at this time. Accordingly, the Trust has removed this disclosure from the prospectus.

7. Comment: In the section on “Sector Risks,” please disclose any particular sector in which the Core Fund intends to invest.

    Response: The Adviser has indicated that with respect to the Core Fund it does not intend to invest in any particular sector and as such, the Trust has not added any additional disclosure.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 29, 2016

8. Comment: In regards to the “Portfolio Turnover Risk,” please describe in the strategies section that there is active or high portfolio trading as part of the strategies of the Core Fund.

    Response: The Adviser has advised the Trust that “Portfolio Turnover Risk” is not a principal investment risk of the Core Fund. Accordingly, the Trust has removed this disclosure from the prospectus.

9. Comment: Please consider adding in the risk section, risks associated with preferred securities and depositary receipts.

    Response: The Trust has revised the disclosure to reflect risks associated with depositary receipts. However, the Adviser has advised the Trust that making investments in preferred securities is not part of the Core Fund’s principal investment strategies – accordingly, the Adviser has removed that disclosure from prospectus.

Christopher Weil & Company Global Dividend Fund

Summary – Investment Objective

10. Comment: Please explain how the investment objective of long-term capital appreciation is consistent with a Global Dividend Fund seeking dividend income. Should income be a part of the Global Dividend Fund’s objective?

     Response: The Adviser uses fundamental analysis to identify securities it believes are trading at a discount to their "intrinsic" value with the anticipation of the securities achieving long-term capital appreciation. The Adviser has informed the Trust that in managing the Global Dividend Fund, it focuses on dividend producing securities because the Adviser is of the view that companies that distribute a reasonable dividend tend to signal a company’s financial strength and confidence in its future growth prospects. The Trust has added disclosure to this effect to the prospectus.

Summary – Fees and Expenses of the Global Dividend Fund

11. Comment: Please disclose if there are any circumstances under which the expense limitation arrangement may be terminated, including by the Board of Trustees.

     Response: The Trust has revised the disclosure as you have requested.

Summary – Investment Strategies of the Global Dividend Fund

12. Comment: Please define “emerging markets” in the Global Dividend Fund’s strategy section.

     Response: The Trust has revised the disclosure as you have requested.

13. Comment: Please disclose the risks associated with the Global Dividend Fund’s investments in depositary receipts, including specifically, if applicable, unsponsored ADRs.

     Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 29, 2016

14. Comment: If the Global Dividend Fund intends to focus its investments in a particular country or market sector, please disclose.

     Response: The Adviser has confirmed that the Global Dividend Fund does not currently focus on any specific country or market sector and, as such, the Trust has not added any additional disclosure.

15. Comment: Please disclose the market capitalization for the equity securities in which the Global Dividend Fund may invest. If there is no market capitalization range please indicate the Global Dividend Fund may invest in companies of any size.

     Response: The Trust has revised the disclosure as you have requested.

16. Comment: The fourth paragraph discusses how the Adviser determines to sell or reduce the Global Dividend Fund’s position in a security. Please consider adding a factor to this list that relates to dividends, i.e., is there a reason the Adviser would sell a security due to dividends issued by the company.

     Response: The Trust has revised the disclosure as you have requested.

17. Comment: Please disclose the credit quality of the fixed income securities the Global Dividend Fund may invest in.

     Response: The Adviser has indicated that making investments in fixed income securities is not a principal investment strategy for the Global Dividend Fund at this time. Accordingly, the Trust has removed this disclosure from the prospectus with respect to the Global Dividend Fund.

18. Comment: Please disclose in the strategies section how the Global Dividend Fund uses options to help if achieve its investment objective.

     Response: The Trust has revised the disclosure as you have requested.

19. Comment: The last paragraph in this section indicates that the Global Dividend Fund may invest in cash for temporary purposes. Please confirm if this is part of the Global Dividend Fund’s principal investment strategies. If not, please move this disclosure to the Item 9 disclosure in the Global Dividend Fund’s prospectus.

     Response: The Adviser has confirmed that investments in cash are a part of the Fund’s principal investment strategy.

Summary – Principal Risks of Investing in the Global Dividend Fund

20. Comment: Please move the first sentence under “Options Risk” to the strategies section.

     Response: The Trust has revised the disclosure as you have requested.

21. Comment: In the section on “Fixed Income Securities Risk,” the last sentence indicates the risks of investing in high-yield securities. Please confirm if this is a principal investment strategy of the Global

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 29, 2016

Dividend Fund. If so, please add that the Global Dividend Fund may invest in high-yield securities (also knownas“junkbonds”)inthe Global Dividend Fund’s principalinvestmentstrategysection. Alternatively, if the Global Dividend Fund does not invest in such securities as part of its principal investment strategy, remove this disclosure from the risk section.

     Response: The Adviser has indicated that making investments in fixed income securities is not a principal investment strategy for the Global Dividend Fund at this time. Accordingly, the Trust has removed this disclosure from the prospectus with respect to the Global Dividend Fund.

22. Comment: In the section on “Sector Risk” please change the wording “within the same group of industries” so that it does not appear to relate to the 1940 Act’s description of concentration.

     Response: The Trust has revised the disclosure as you have requested.

23. Comment: Please consider adding in the risk section, risks associated with preferred securities and depositary receipts.

     Response: The Trust has revised the disclosure to reflect risks associated with depositary receipts. However, the Adviser has advised the Trust that making investments in preferred securities is not part of the Global Dividend Fund’s principal investment strategies – accordingly, the Adviser has removed that disclosure from prospectus.

Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

24. Comment: With regard to the Core Fund, please explain in plain English what is meant by technical factors in the following sentence: “The Adviser also uses technical factors to determine appropriate prices for purchases and sales of portfolio securities.”

     Response: The Trust has revised the disclosure as you have requested.

25. Comment: In general, the Item 9 disclosure for both Funds should elaborate more on the summary section relating to the Funds. In particular, a reference should be made to a Fund’s 80% test and, for the Global Dividend Fund, a reference to investments in dividend securities and global issuers.

     Response: The Trust has revised the disclosure as you have requested.

26. Comment: The disclosure relating to the Global Dividend Fund indicates that it may invest in equity securities and “any other instrument that would be considered equity securities.” Please explain what these other instruments are.

     Response: The Trust has revised the disclosure to remove the reference to “other instruments.”

27. Comment: If the Funds are not affiliated with a financial institution, please remove the reference to FDIC under the “Risks in General” section.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 29, 2016

      Response: The Trust has determined that the Fund may at some point be sold in or through banking institutions. Accordingly, the Trust has not revised the disclosure.

28. Comment: In the section on “Sector Risk” please change the wording “within the same group of industries” so that it does not appear to relate to the 1940 Act’s description of concentration.

      Response: The Trust has revised the disclosure as you have requested.

Management

29. Comment: Please describe the investment adviser’s experience as an investment adviser.

      Response: The Trust has revised the disclosure as you have requested.

30. Comment: In this section as it pertains to the disclosure related to the portfolio managers, please change the term, “on a day-to-day basis” to “jointly and primarily.”

      Response: The Trust has revised the disclosure as you have requested.

*           *           *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively